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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	WL Ross & Co. LLC		3/28/03
	101 East 52nd Street, 19th Floor (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Penn Treaty American Corporation (PTA)		☐ Director ☒ 10% Owner	☐ Officer (give title below) ☐ Other (specify below)
	New York, NY 10022 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☐ Form filed by One Reporting Person ☒ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		10,698,286 (1)		I		By WLR Recovery Fund II, L.P. (2)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1) The reporting persons beneficially own convertible notes which are convertible at any time into common stock of the issuer as follows: (i) $9,722,000 of notes at a conversion price of $1.75 per share, and (ii) $10,000,000 of notes at a conversion price of $1.75 per share.

(2) The shares are held directly by WLR Recovery Fund II, L.P. The general partner of WLR Recovery Fund II, L.P. is WLR Recovery Associates II LLC. Wilbur L. Ross, Jr. is the managing member, and W.L. Ross & Co. LLC is the advisor, of WLR Recovery Associates II LLC.

(3) Signing individually and on behalf of WLR Recovery Fund II, L.P., WLR Recovery Associates II LLC, and W.L. Ross & Co. LLC.

/s/ Wilbur L. Ross, Jr. (3)	4/7/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.